Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

March 31, 2015
(in € m.)
Debt (1), (2):
Long-term debt	157,519
Trust preferred securities	7,979
Long-term debt at fair value through profit or loss	10,656

Total debt	176,154

Shareholders’ equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,607
Retained earnings	29,863
Common shares in treasury, at cost	(12)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	2,086
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	79
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	3,802
Unrealized net gains from equity method investments	22

Total shareholders’ equity	72,979

Equity component of financial instruments	4,665
Noncontrolling interest	288

Total equity	77,932

Total capitalization	254,086

[1]	€ 864 million (0.5%) of our debt was guaranteed as of March 31, 2015. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€ 34,676 million (20%) of our debt was secured as of March 31, 2015.

Due to rounding, numbers may not add up precisely to the totals provided.